

09040509

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Chittenden Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__Two Burlington Square__
(No. and Street)

__Burlington__	__VT__	__05401__
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Bruce McElwee__   __(203) 338-4929__
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Berry, Dunn, McNeil & Parker__
(Name – *if individual, state last, first, middle name*)

__100 Middle Street__	__Portland__	__ME__	__04104__
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 27 2009

Washington, DC
122

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Bruce McElwee__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Chittenden Securities, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Financial Operations Principal__
Title

Edward J Kruszka
Notary Public   My Commision Expires May 31, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Chittenden Securities, LLC

We have audited the accompanying statement of financial condition of Chittenden Securities, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Retirement System Distributors Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
March 25, 2009
Vermont Registration No. 92-0000278


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Chittenden Securities, LLC

In planning and performing our audit of the financial statements of Chittenden Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

- 2 -

To the Board of Directors
Chittenden Securities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
March 25, 2009

CHITTENDEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

ASSETS

Cash and cash equivalents	$ 1,092,718
Deposit with clearing broker-dealer (restricted cash)	50,000
Money market fund	21,169
Commissions receivable	159,768
Miscellaneous receivables	76
Prepaid expenses	37,829
Total assets	$ 1,361,560

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued payroll and other liabilities	$ 25,098
Payable to Parent	302,973
Total liabilities	328,071
Commitments and contingencies (Notes 2 and 5)	
Stockholder's equity	
Additional paid-in capital	1,039,987
Accumulated deficit	(6,498)
Total stockholder's equity	1,033,489
Total liabilities and stockholder's equity	$ 1,361,560

The accompanying notes are an integral part of these financial statements.

CHITTENDEN SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2008

Revenues	
Commissions	$ 2,790,606
Interest and dividend income	26,100
Miscellaneous income	17,651
Total revenues	2,834,357
Expenses	
Management fee	1,917,143
Salaries and related expenses	421,540
General office operating expenses	68,281
Dues and memberships	2,540
Education and training	4,801
Clearing	329,045
Registration fees	14,500
Travel	20,327
Legal and professional	13,785
Other expenses, net	51,438
Total expenses	2,843,400
Loss before income tax benefit	(9,043)
Income tax benefit	2,545
Net loss	$ (6,498)

The accompanying notes are an integral part of these financial statements.

- 5 -

CHITTENDEN SECURITIES, LLC

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2008	$ 1,039,987	$ -	$ 1,039,987
Net loss	-	(6,498)	(6,498)
Balance at December 31, 2008	$ 1,039,987	$ (6,498)	$ 1,033,489

The accompanying notes are an integral part of these financial statements.

CHITTENDEN SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (6,498)
Adjustments to reconcile net loss to net cash used by operating activities	
(Increase) decrease in	
Commissions receivable from clearing broker-dealer	(30,471)
Miscellaneous receivables	13,639
Prepaid expenses	(7,902)
(Decrease) increase in	
Accrued payroll and other liabilities	(10,569)
Payable to Parent	11,082
Net cash used by operating activities	(30,719)
Cash flow from investing activities	
Proceeds from sale of NASD stock	14,847
Purchase of money market fund	(21,169)
Net cash used by investing activities	(6,322)
Net decrease in cash and cash equivalents	(37,041)
Cash and cash equivalents, beginning of year	1,129,759
Cash and cash equivalents, end of year	$ 1,092,718

The accompanying notes are an integral part of these financial statements.

Nature of Operations

Chittenden Securities, LLC (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Vermont Corporation and is a wholly-owned subsidiary of Chittenden Trust Company (the "Parent"). The Company provides brokerage services consisting of purchases and sales of mutual funds, equity securities, debt securities, and annuities.

On January 1, 2008, People's United Financial, Inc. completed its acquisition of Chittenden Corporation, including its wholly-owned subsidiary, Chittenden Securities, LLC. The acquisition was accounted for as a purchase and accordingly, the common stock and accumulated deficit of Chittenden Securities, LLC were combined into additional paid-in-capital within stockholder's equity.

It is anticipated that Chittenden Securities, LLC will be merged into People's Securities, Inc., a wholly-owned subsidiary of People's United Financial, Inc., during 2009.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Recognition of Revenue

Revenue is recorded during the period in which services are performed. Commission income and expenses related to customer security transactions are recognized on a trade-date basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2008.

Investments

Investments owned by the Company are carried at market value. The difference between cost and market value is included in income.

Clearing Expenses

The Company uses National Financial Services as its clearing broker. Clearing fees are recorded on an accrual basis.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by People's United Financial, Inc. Federal and state income taxes are calculated as if the Company filed on a separate return basis and the amount of income tax expense or benefit is either remitted to or received from the Parent.

2. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2008, the Company had net capital of $935,148, which was $685,148 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1.

The Company is subject to the reserve requirements of SEC Rule 15c3-3. From time-to-time, the Company does not promptly remit customer funds to its clearing broker-dealer. As of December 31, 2008, the Company did not hold such funds, and thus was not required to provide a reserve.

3. **Income Taxes**

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no material deferred taxes. The current income tax benefit included in the accompanying statement of operations, as determined in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*, is as follows:

Federal	$ (2,376)
State	(169)
	$ (2,545)

4. **Related Party Transactions**

The Parent provides the Company with office facilities and equipment and performs various general and administrative services and incurs other expenses on behalf of the Company. In return for these services, the Parent charges a management fee to the Company. Total management fee expense for 2008 was $1,917,143 and is included in the accompanying statement of operations. At December 31, 2008, the Company owed the Parent $302,973.

5. **Commitments and Contingent Liabilities**

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligation. It is the Company's operating policy that counterparties maintain adequate account balances prior to the execution of security transactions. During 2008, the Company did not incur such charges.

6. **Fair Value Measurement**

The Company's financial instruments consist of cash and cash equivalents, restricted cash, a money market fund, receivables and payables. The carrying values of all financial instruments approximate their fair values.

In September 2006, FASB issued FASB Statement No. 157, *Fair Value Measurements*. This Statement defines fair value and establishes a framework for measuring fair value which prioritizes the inputs to valuation techniques in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2008, there are no assets or liabilities requiring fair value measurement under FASB Statement No. 157.

CHITTENDEN SECURITIES, LLC

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2008

Total stockholder's equity	$ 1,033,489
Deductions	
Nonallowable assets	
Prepaid expenses, miscellaneous receivables and other assets	37,861
Haircuts on securities	
Investment securities 2% reserve	19,311
Investment securities 100% reserve	21,169
Ownership equity not allowable	
Deductible on insurance bond	20,000
Net capital	$ 935,148
Aggregate indebtedness	
Accrued payroll and other liabilities	$ 25,098
Payable to Parent	302,973
Aggregate indebtedness	$ 328,071
Computation of basic net capital requirement	
Minimum net capital required - minimum dollar requirement equal to the greater of $250,000 or 6.66% of aggregate indebtedness	$ 250,000
Net capital in excess of requirement	$ 685,148
Ratio of aggregate indebtedness to net capital	.35-to-1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2008.

CHITTENDEN SECURITIES, LLC

**Computation for Determination of Reserve Requirements for
Broker-Dealers under SEC Rule 15c3-3**

December 31, 2008

Credit balances
    Total credit balances in Company's customer accounts to be
        remitted to clearing broker-dealer $_____ -

             Total credit items $_____ -

Debit balances
    Debit items $_____ -

             Total debit items $_____ -

Reserve computation
    Excess of total credits over total debits $ -
    Required reserve percentage   105%

             Required deposit $_____ -

The computation for determination of reserve requirements above does not materially differ from that reported by the Company in Part II of the FOCUS Report on Form X-17A at December 31, 2008.

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

CHITTENDEN SECURITIES, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

December 31, 2008

With Independent Auditors' Report